Exhibit 3.15

CERTIFICATE OF FORMATION

OF

GRAPHIC IMAGING TECHNOLOGY, LLC

In accordance with the provisions of §18-201 of the Delaware Limited Liability Company Act, the undersigned, sole organizer of a Delaware limited liability company, hereby certifies as follows:

1.                                      The name of the limited liability company is Graphic Imaging Technology, LLC.

2.                                      The address of its registered office in the Sate of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle.  The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Graphic Imaging Technology, LLC this 16th day of June, 2000.

/s/ Eric R. von Estorff
Eric R. von Estorff, Sole Organizer